Filed by RightCHOICE Managed Care, Inc.
       Pursuant to Rule 425 under the Securities Act of 1933
            Subject Company:  RightCHOICE Managed Care, Inc.
                               Commission File No. 333-34750


The following communications contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the reorganization of RightCHOICE Managed Care, Inc., a Missouri corporation, are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Careful consideration should be given to risk factors included in RightCHOICE's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in "ITEM 1. BUSINESS" of RightCHOICE's Annual Report on Form 10-K for the year ended December 31, 1999.


For Further Information
Kevin Aandahl     314-923-6268
Deb Wiethop       314-923-4767

RIGHTCHOICE RELEASES PRELIMINARY SECOND QUARTER EARNINGS
ESTIMATES

Strong Growth in Enrollment and Revenues

ST. LOUIS, JUNE 22, 2000 - RightCHOICE Managed Care, Inc. (NYSE:RIT) today released preliminary earnings estimates for its second quarter ending June 30, 2000. Net income for the quarter is anticipated to be between $7.5 million and $8.4 million, or 40 cents to 45 cents diluted earnings per share. This compares with net income of $3.9 million, or 21 cents per share, in the second quarter of 1999.

"Our operating strategy continues to demonstrate solid momentum. Enrollment and revenue numbers show strength into the second quarter, medical costs remain in line with expectations and administrative overhead is lower than our budget estimates. Based on results we're seeing for April and May, and assuming no unusual or unexpected events in June, we're on pace to significantly exceed second quarter 1999 earnings," stated John O'Rourke, chairman, president and chief executive officer of RightCHOICE.

RightCHOICE expects to issue its full earnings report on or about
July 27, 2000.

THE STATEMENTS IN THIS PRESS RELEASE REGARDING ANTICIPATED, EXPECTED OR ESTIMATED EARNINGS FOR THE SECOND QUARTER OF 2000 ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND ARE NATURALLY SUBJECT TO UNCERTAINTY AND CHANGES IN CIRCUMSTANCES. ACTUAL RESULTS MAY VARY MATERIALLY FROM THE EXPECTATIONS DESCRIBED ABOVE. INVESTORS SHOULD NOT VIEW THESE FORWARD-LOOKING STATEMENTS AS GUARANTEES OF FUTURE PERFORMANCE. THE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY ARE DETAILED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING ITS MOST RECENT QUARTERLY REPORT ON FORM 10-Q AND ANNUAL REPORT ON FORM 10-K. RIGHTCHOICE IS NOT UNDER ANY OBLIGATION, AND EXPRESSLY DISCLAIMS ANY OBLIGATION, TO UPDATE OR ALTER ITS FORWARD-LOOKING STATEMENTS WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

BLUE CROSS AND BLUE SHIELD OF MISSOURI AND ITS FOR-PROFIT
SUBSIDIARY, RIGHTCHOICE MANAGED CARE, INC., ARE THE LARGEST
PROVIDERS OF HEALTH CARE BENEFITS IN MISSOURI IN TERMS OF
MEMBERS. THE COMPANY'S WEB SITE ADDRESSES ARE WWW.RITUSA.COM AND
WWW.ALLIANCEBLUE.COM